FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – OCTOBER 12, 2010

BAYTEX ENERGY TRUST ANNOUNCES INTENT TO CONVERT TO A CORPORATION

Calgary, Alberta (October 12, 2010) – Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that the Board of Directors of Baytex Energy Ltd. has unanimously approved the conversion of Baytex Energy Trust to a corporation to be named Baytex Energy Corp.  We anticipate that the conversion will be completed on December 31, 2010.  After the conversion, Baytex Energy Corp. intends to continue to execute a growth and income model as previously disclosed.

Pursuant to the conversion, unitholders will exchange their trust units on a one-for-one basis for common shares of Baytex Energy Corp.  We expect that the conversion will be a tax-deferred exchange for Canadian and U.S. income tax purposes and, as such, no gain or loss for unitholders will be generated by the conversion.  The foregoing statement is not intended to be, and should not be construed as, tax advice.  Investors in both Canada and the United States should consult with their tax advisors regarding the tax consequences of the conversion and any dividends paid by Baytex Energy Corp. following the conversion.

The conversion is proposed to be conducted by way of a plan of arrangement that will require the approval of Baytex’s unitholders.  A special meeting of unitholders has been called for December 9, 2010 to seek such approval.  The record date for this meeting is October 20, 2010.  The conversion will not trigger or accelerate any payments under existing compensation plans or employment agreements for the directors, officers, employees and other service providers of Baytex and its affiliates.  Further information on the conversion will be mailed to unitholders in early November.

In addition to unitholder approval, the conversion is subject to receipt of all required regulatory, stock exchange and Court of Queen’s Bench of Alberta approvals.

Baytex's trust units trade on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Advisory Regarding Forward-Looking Statements

In the interest of providing the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date of this press release and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: our plan to convert to a corporate legal form, including the timing of the conversion; our business strategy as a corporation; the income tax consequences of the conversion; the proposed structure of the conversion; and the timing of mailing materials for the special meeting to unitholders.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of all necessary unitholder, court, stock exchange and other third party approvals; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash distributions that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to: failure to receive all necessary unitholder, court, stock exchange and other third party approvals; fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of the Trust.  These risk factors are discussed in the Trust's Annual Information Form, Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2009, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by the Trust that actual results achieved during the forecast period will be the same in whole or in part as those forecast and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

For further information, please contact:

Baytex Energy Ltd.
Anthony Marino, President and CEO	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca